Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 13 dated November 2, 2010

to the Prospectus dated April 28, 2010

We are providing this Supplement No. 13 to you in order to supplement our prospectus dated April 28, 2010. This Supplement No. 13 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 7 dated September 3, 2010, which superseded and replaced all prior supplements to the registrant’s prospectus dated April 28, 2010, Supplement No. 8 dated September 16, 2010, Supplement No. 9 dated October 6, 2010, Supplement No. 10 dated October 15, 2010, Supplement No. 11 dated October 21, 2010 and Supplement No. 12 dated October 29, 2010. Capitalized terms used in this Supplement No. 13 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Acquisition of the National Industrial Portfolio

On October 27, 2010, we acquired six of the seven warehouse distribution centers that comprise the National Industrial Portfolio, using the net proceeds from this offering, as detailed below.

Property and Market	Year Built	Tenant	Net Rentable Sq. Feet	Percentage Leased	Leased Expiration	Approximated Total Acquisition Cost	Acquisition Cap Rate(1)
4701 Gold Spike Drive
Dallas, TX	2002	ConAgra Foods Packaged Foods, LLC	420,360	100%	04/2025	$20,000,000	7.8%
1985 International Way
Cincinnati, OH	1998	McLane Foodservice, Inc.	189,400	100%	12/2013	$14,750,000	9.2%
Tolleson Commerce Park II
Phoenix, AZ	1999	Menlo Logistics, Inc.; Docusafe of Phoenix, Inc.; Weber Distribution, LLC	217,422	47.3%; 30.6%; 22.1%	07/2011; 03/2017; 02/2012	$9,500,000	9.3%
Rickenbacker II
Columbus, OH	1999	Excel, Inc	434,120	47.4%	12/2011	$8,750,000	5.4%
Summit Distribution Center
Salt Lake City, UT	2001	Cummins Filtration, Inc.; Big O Development, LLC; Marko Product, Inc.	275,080	43.5%; 39.1%; 17.4%	03/2014; 11/2013; 01/2013	$12,500,000	8.4%
3660 Deerpark Boulevard
Jacksonville, FL	2002	ConAgra Foods Packaged Foods, LLC	321,500	100%	07/2014	$15,750,000	8.8%

Upon closing, we paid the investment advisor a $1,224,000 acquisition fee. While we anticipate that the acquisition of the seventh property in the National Industrial Portfolio will close during the fourth quarter of 2010, the agreement to acquire the seventh property is subject to a number of contingencies and therefore there can be no assurances that this acquisition will occur.

Acquisition of Langenbach

On October 28, 2010, the European JV acquired Langenbach, located at 85416 Langenbach, Germany, a suburb of Munich, for approximately $23,339,643, exclusive of customary closing costs, using the net proceeds from this offering. Upon closing, we paid the investment advisor a $280,074 acquisition fee. Langenbach is a 225,106 square foot warehouse distribution center that was constructed in 2010 and is 100% leased to DSV Stuttgart GmbH & Co. KG, or DSV, through July 2015. DSV provides transportation services and logistics solutions globally. We own an 80% interest in the European JV. The estimated acquisition cap rate for Langenbach is 7.8%.(1)

(1)

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.